[redacted]

03011313

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

3/3/03

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SEC FILE NUMBER
8- 52947

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSILIUM PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 BOYLSTON STREET
(No. and Street)

BOSTON (City) MA (State) 02116 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2003 WASH. D.C. 165

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK DENOMME 617-267-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WALD & INGLE, P.C.
(Name – *if individual, state last, first, middle name*)

200 HIGH STREET (Address) BOSTON (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MARK DENOMME, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSILIUM PARTNERS, LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER PISANO
NOTARY PUBLIC
My Commission Expires 9/11/09

Notary Public

Signature

EVP / Managing Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSILIUM PARTNERS LLC

Financial Statements

and

Auditors' Report

December 31, 2002 and 2001

WALD & INGLE, P.C.

TABLE OF CONTENTS

WALD & INGLE, P.C.
Certified Public Accountants

200 High Street
Boston, MA 02110

TEL (617) 439-0600
FAX (617) 439-7080

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Partners
Consilium Partners LLC
Boston, Massachusetts

We have audited the accompanying balance sheets of Consilium Partners LLC as of December 31, 2002 and 2001 and the related statements of income (loss), members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consilium Partners LLC as of December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wald & Ingle, P.C.

WALD & INGLE, P.C.
Boston, Massachusetts

February 15, 2003

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2002 and 2001

Assets

	2002	2001
Current assets:		
Cash	$ 139,151	$ 319,474
Accounts receivable	12,036	45,000
Marketable securities	2,825	37,327
Prepaid expenses	19,431	9,558
Total current assets	173,443	411,359
Property and equipment, at cost:		
Equipment	61,258	55,717
Leasehold improvements	12,815	8,185
Furniture and fixtures	19,989	10,987
	94,062	74,889
Less: accumulated depreciation	48,900	30,416
Net property and equipment	45,162	44,473
Other assets:		
Rental deposits	32,735	15,000
Total assets	$ 251,340	$ 470,832

See accompanying notes to financial statements
and independent auditors' report.

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2002 and 2001

Liabilities and Members' Equity

	2002	2001
Current liabilities:		
Accounts payable	$ 14,154	$ 16,919
Guarantee payments to partners payable	2,260	63,612
Distributions payable	0	50,000
Total current liabilities	16,414	130,531
Commitments		
Members' equity:		
Members' equity	314,601	385,474
Accumulated other comprehensive income (loss)		
Unrealized loss on marketable securities	(79,675)	(45,173)
Total members' equity	234,926	340,301
Total liabilities and members' equity	$ 251,340	$ 470,832

See accompanying notes to financial statements and independent auditors' report.

CONSILIUM PARTNERS LLC

Statements of Income (loss)
For the year ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Consulting fees	$ 275,000	$ 1,687,500
Reimbursed expenses	22,294	34,461
Total revenues	297,294	1,721,961
Costs and expenses:		
Sales and marketing	47,255	110,878
General and administrative	238,152	221,298
Guaranteed payments to partners	187,399	1,315,612
Total costs and expenses	472,806	1,647,788
Income (loss) from operations	(175,512)	74,173
Other income:		
Interest income	4,639	7,574
Net income (loss)	$(170,873)	$ 81,747

See accompanying notes to financial statements and independent auditors' report.

CONSILIUM PARTNERS LLC

Statement of Members' Equity
For the year ended December 31, 2002 and 2001

	Members' Equity	Accumulated Other Comprehensive Income (loss)	Total Members' Equity
Balance, December 31, 2000	$ 353,727		$ 353,727
Net income	81,747		81,747
Distributions	(50,000)		(50,000)
Other comprehensive loss: Unrealized loss on marketable securities	________	$(45,173)	(45,173)
Balance, December 31, 2001	385,474	(45,173)	340,301
Net loss	(170,873)		(170,873)
Members contributions	100,000		100,000
Other comprehensive loss: Unrealized loss on marketable securities	________	(34,502)	(34,502)
Balance, December 31, 2002	$ 314,601	$(79,675)	$ 234,926
	========	========	========

See accompanying notes to financial statements
and independent auditors' report.

CONSILIUM PARTNERS LLC

Statements of Cash Flows
For the year ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$(170,873)	$ 81,747
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation	18,484	24,148
Marketable securities	0	(82,500)
Changes in:		
Accounts receivable	32,964	(45,000)
Prepaid expenses	(9,873)	(1,340)
Rental deposits	(17,735)	1,255
Accounts payable	(2,766)	9,350
Guaranteed payments payable	(61,351)	63,612
Net cash used by operating activities	(211,150)	51,272
Cash flows from investing activities:		
Purchases of property and equipment	(19,173)	(13,467)
Cash flows from financing activities:		
Payment of distributions payable	(50,000)	0
Capital contributions	100,000	0
Net cash provided by financing activities	50,000	0
Increase in cash	(180,323)	37,805
Cash, beginning of year	319,474	281,669
Cash, end of year	$ 139,151	$ 319,474

See accompanying notes to financial statements and independent auditors' report.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2002 and 2001

Note 1 - Business activity.

Consilium Partners LLC (Limited Liability Company) is a Boston-based investment banking firm providing a wide range of financial advisory services, including assistance with respect to mergers and acquisitions, sales and divestitures, leveraged buyouts and recapitalizations, growth and buyout capital needs, fairness opinions and related corporate advisory services.

Note 2 - Summary of significant accounting policies.

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for its integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the presentation of the financial statements.

Revenue recognition:

Advisory revenue is recognized in two phases of the Company's engagements. The first phase is the retainer fee to start the engagement. The second phase is the consulting and execution process, in which the engagement is completed.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid, short term investments with an original maturity of less than three months to be cash equivalents.

The Company deposits the majority of its cash in one commercial bank. From time to time, cash balances in this account exceed federally-insured limits.

See independent auditors' report.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2002 and 2001

Note 2 - continued.

Accounts receivable:

At December 31, 2002 and 2001, the Company provided for an allowance for doubtful accounts receivable of $ 0. The Company believes that the receivables are fully collectable.

Accounting for investments:

The Company adopted SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities" which requires that investments be classified as either trading, available-for-sale or held-to-maturity. All investments are reflected at fair value, except for securities classified as held-to-maturity which are recorded at amortized cost. Any unrealized gains and losses on trading or available-for-sale securities are included in current period earnings or are reported as a separate component of stockholders' equity, respectively. Upon the sale of the securities, realized gains and losses are recorded in the statement of income. Adoption of SFAS 115 in 1994 had no effect on the Company's results of operations, because the Company classifies all investments as either available-for-sale or held-to-maturity.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight line method for financial reporting and the modified accelerated cost recovery method for income tax purposes. The estimated useful lives are as follows:

Furniture and fixtures	5 years
Equipment	5 years
Leasehold improvements	3 years

Expenditures for renewals and betterments that materially extend the life of the asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation amounted to $ 18,484 and $ 24,148 for the years ended December 31, 2002 and 2001.

See independent auditors' report.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2002 and 2001

Note 2 - continued.

Marketing and advertising:

The Company's policy is to expense marketing and advertising costs as the costs are incurred. Marketing expense amounted to $ 16,001 and $ 53,945 for the years ended December 31, 2002 and 2001.

Income taxes:

The Company is treated as a partnership for income tax purposes. The Company's net revenue is allocated to the members based on the Company's operating agreement and taxed on their respective returns. As a result, no income tax expense has been recorded on the financial statements.

Note 3 - Investments.

Cost and market value of marketable debt and equity securities at December 31, 2002 and 2001 is as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
December 31, 2002				
Available for sale Equity securities	$ 82,500	$ 0	$(79,675)	$ 2,825
December 31, 2001				
Available for sale Equity securities	$ 82,500	$ 0	$(45,173)	$ 37,327

See independent auditors' report.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2002

Note 3 - continued.

Unrealized losses on investments is shown in stockholders' equity in the amount of $ 34,502 and $ 45,173 for the years ended December 31, 2002 and 2001 respectively. No deferred tax is calculated on the unrealized loss due to the tax structure of the Company referred to in Note 2.

Note 4 - Commitments.

The Company leases new office facilities in Boston under a lease expiring March 26, 2005 for an annual rent of $ 72,810.

The Company leases office facilities in Boston under a lease expiring March 31, 2003 for an annual rent of $ 73,360 subject to annual tax, maintenance and operations expense escalations. Rent expense amounted to $ 109,217 and $ 80,195 for 2002 and 2001, respectively.

Minimum lease payments are as follows:

2003	$ 92,643
2004	72,810
2005	18,202
Total	$ 183,655

See independent auditors' report.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2002 and 2001

Note 5 - Guaranteed payments to members.

Guaranteed payments to members are calculated on an engagement to engagement basis. The payments are designed to represent reasonable compensation for the services provided on the individual engagements. As of December 31, 2002 and 2001, a payable of $ 2,260 and $ 63,612 was accrued relative to income collected and receivables billed but not paid to the partners.

Note 6 - Distribution payable.

On December 31, 2001, the Company declared a distribution in the amount of $ 50,000 to be disbursed to the members on the ownership percentages.

Note 7 - Supplemental cash flow information.

The Company received 50,443 shares of Divine, Inc. on May 15, 2001 valued at $ 82,500 as collection for services rendered.

Cash paid for interest and income taxes for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Interest paid	$ 0	$ 0
Income taxes	$ 0	$ 0

See independent auditors' report.

CONSILIUM PARTNERS LLC

Supplementary Information
For the years ended December 31, 2002 and 2001

	2002	2001
Sales and marketing:		
Meals and entertainment	$ 6,174	$ 10,497
Travel	25,080	46,436
Marketing	16,001	53,945
Total sales and marketing	$ 47,255	$ 110,878
General and administrative:		
Rent	$ 109,217	$ 80,195
Professional services	11,500	7,488
Equipment rental	0	9,575
Office supplies	5,772	6,228
Dues and subscriptions	5,854	5,660
Depreciation expense	18,484	24,148
Telephone	12,698	13,946
Outside services	14,764	7,884
Printing	110	793
Insurance	42,167	41,558
Licenses and permits	10,543	18,600
Miscellaneous	3,627	1,207
Postage and delivery	2,721	4,016
Donations	695	0
Total general and administrative	$ 238,152	$ 221,298

See accompanying notes to financial statements
and independent auditors' report.